Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended
	September 30
	2008	2007
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and minority interest	$26,832	15,977
Distributions less than equity in earnings of 50-percent-or-less-owned companies	(2,536)	(1,484)
Fixed charges, excluding capitalized interest*	871	1,196

	$25,167	15,689

Fixed Charges
Interest and debt expense, excluding capitalized interest	$656	1,017
Capitalized interest	445	415
Interest portion of rental expense	128	105
Interest expense relating to guaranteed debt of 50-percent-or-less-owned companies	-	11

	$1,229	1,548

Ratio of Earnings to Fixed Charges	20.5	10.1

*Includes amortization of capitalized interest totaling approximately $87 million in 2008 and $64 million in 2007.
Earnings available for fixed charges include, if any, our equity in losses of companies owned less than 50 percent and having debt for which the company is contingently liable. Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.
Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than 50 percent that have debt for which we are contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.